Exhibit 21

Subsidiaries of the Registrant

Organized Under Law Of
Shenzhen Silicon Laboratories Technology Co. Ltd.	China
Silicon Laboratories France SAS	France
Silicon Laboratories GmbH	Germany
Silicon Laboratories Asia Pacific, Limited	Hong Kong
Silicon Laboratories Hungary Korlátolt Felelösségü Társaság	Hungary
Silicon Labs Technology India Private Limited	India
Silicon Laboratories Italy, S.r.l.	Italy
Silicon Laboratories Y.K.	Japan
SL—Silicon Laboratories, Unipessoal Lda	Portugal
Silicon Laboratories International Pte. Ltd.	Singapore
Silicon Laboratories UK Limited	United Kingdom
Silicon Labs Integration, Inc.	State of California
Silicon Laboratories Technology, LLC	State of Delaware
Silicon Labs CP, Inc.	State of Delaware
Silicon Labs HV, Inc.	State of Texas